UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission File Number 1-32654

___________________

ANORMED INC.

(Translation of registrant's name into English)

#200 – 20353 64th Avenue

Langley, British Columbia

Canada  V2Y 1N5

(Address of principal executive offices)

___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                         .

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.

By:

/s/ W. J. Adams

Name:  William J. (Bill) Adams

Title:

Title:     Chief Financial Officer,
            Vice President, Finance, Secretary and Treasurer

Date:  August 28, 2006

EXHIBIT INDEX

Exhibit	Description
99.1	News release dated August 28, 2006.

Exhibit 99.1
AnorMED Inc. 200 - 20353 64th Avenue Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

PRESS RELEASE

ANORMED ANNOUNCES NASDAQ LISTING AND FILING OF SHELF REGISTRATION STATEMENT

For Immediate Release:

August 28, 2006

Vancouver, British Columbia – AnorMED Inc. (AMEX:AOM;TSX:AOM) today announced that it has received approval from the NASDAQ Stock Market, Inc. to list its common shares on the NASDAQ Global Market (formerly the NASDAQ National Market) under the symbol “ANOR”.  The Company’s common shares will begin trading on NASDAQ upon the completion of certain final regulatory requirements, which the Company currently expects will occur prior to the end of September 2006. Upon the Company’s common shares becoming listed on NASDAQ, the common shares will be de-listed from the American Stock Exchange.  The Company believes that transferring its listing to NASDAQ will provide the Company with enhanced access to the broader capital markets in connection with potential future stock offerings.  AnorMED shares will continue to trade on the Toronto Stock Exchange (TSX) in addition to NASDAQ. The Company intends to maintain both listings for the foreseeable future.

AnorMED also announced that it has filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10. Once the shelf prospectus is cleared and the shelf registration statement becomes effective, these filings will, subject to securities regulatory requirements, provide for the potential offering in Canada and the United States of up to an aggregate of US$100 million of the Company’s common shares from time to time in one or more offerings over the next 25 months. This shelf prospectus is intended to give AnorMED the flexibility to take advantage of financing opportunities when market conditions are favorable to the Company. The terms of such future offerings, if any, will be established at the time of such offerings. At the time any of the securities covered by the shelf prospectus are offered for sale, a prospectus supplement containing specific information about the terms of any such offering will be provided.

The shelf registration statement filed today with the SEC has not yet become effective. No securities may be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

A copy of the shelf registration statement, including the related prospectus, may be obtained from Bill Adams, Vice President, Finance and Chief Financial Officer, at the Company’s address included above.

About AnorMED Inc.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, oncology and HIV, based on the Company’s research into chemokine receptors.

The Company’s product pipeline includes MOZOBIL, currently in pivotal Phase III studies in cancer patients undergoing stem cell transplants; AMD070, currently in proof of principle Phase I/II studies in HIV patients; and several novel classes of compounds in pre-clinical development that target specific chemokine receptors known to be involved in a variety of diseases.

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”).  Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding the Company’s strategy, future operations, timing and completion of clinical trials, prospects and plans and objectives of management.  The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words.  By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.  We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, outlooks, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate.  Forward-looking statements in this press release include, but are not limited to, statements about: our expected satisfaction of regulatory requirements; the listing of AnorMED’s common shares on NASDAQ and the expected timing thereof; the filing and potential use of a shelf prospectus and shelf registration statement; and our expectations that any potential offering will be successful.  With respect to the forward-looking statements contained in this press release, the Company has made numerous assumptions regarding, among other things: the Company’s ability to successfully de-list from the AMEX and satisfy the conditions required by NASDAQ for listing our common shares; prevailing favourable conditions in the capital markets during the next 25 months; and the Company’s ability to negotiate commercially acceptable financial terms for any potential offering.  The foregoing list of assumptions is not exhaustive.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: our failure to satisfy the conditions for listing on NASDAQ; the complexity and expense of maintaining a NASDAQ listing; general business and economic conditions; unfavourable capital markets over the next 25 months; we may not be successful at negotiating commercially acceptable financial terms for any potential offering; we may not be able to develop and obtain regulatory approval for MOZOBIL in stem cell transplant indications and any future product candidates in our targeted indications; we may not be able to establish marketing and sales capabilities and the costs of launching MOZOBIL stem cell transplant indications and any future products in our targeted indications may be greater than anticipated; we rely on third parties for the continued supply and manufacture of MOZOBIL; we may face unknown risks related to intellectual property matters; we may face competition from other pharmaceutical or biotechnology companies; and the results of further equity financing, which may substantially dilute the interests of our shareholders.

Although we have attempted to identify the forward-looking statements, the underlying assumptions, and the risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking statements, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking statements.  We undertake no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, after the date hereof, except as may be required by law.

For further information:

Company Contact: W.J. (Bill) Adams, CA, Chief Financial Officer, Tel: 604-530-1057, Email: wjadams@anormed.com or Kim Nelson, Ph.D., Manager, Investor Relations, Tel: 604-532-4654, Cell: 604-614-2886, Email: knelson@anormed.com

Media Contact: Shafiq Jamal, James Hoggan & Associates, 604-739-7500